UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is being furnished by Pagaya Technologies Ltd. (“Pagaya”) to the Securities and Exchange Commission (the “SEC”) for the purpose of furnishing: (i) Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2023 included as Exhibit 99.1 to this Report, and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 included as Exhibit 99.2 to this Report.

The information in this Report, including Exhibit 99.1, Exhibit 99.2 and the Interactive Data File (Exhibit 101) attached hereto, shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930) and Registration Statement on Form F-3 (File No. 333-271343) of Pagaya and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on Pagaya’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause Pagaya’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to Pagaya’s filings with the SEC, including Pagaya’s most recent Form 20-F, particularly the section entitled “Risk Factors”. Except as required by law, Pagaya undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing Pagaya’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: August 17, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer

By:	/s/ Michael Kurlander
Name:	Michael Kurlander
Title:	Chief Financial Officer